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Washington, D.C. 20549
Attention: Folake Ayoola, Barbara Jacobs

Re:                             SciPlay Corporation (formerly known as SG Social Games Corporation)
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted February 14, 2019
CIK No. 0001760717

Ladies and Gentlemen:

On behalf of our client, SciPlay Corporation (formerly known as SG Social Games Corporation), a Nevada corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for confidential submission with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 2 (“Amendment No. 2”) to the above-captioned Amendment No. 1 to Draft Registration Statement on Form S-1 (the “Draft Registration Statement”), which was submitted to the Commission on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act on February 14, 2019.

Amendment No. 2 reflects certain revisions to the Draft Registration Statement in response to the comment letter from the staff of the Commission (the “Staff”) to Barry Cottle, the Company’s Executive Chairman Nominee of the Board of Directors, dated March 4, 2019.  The responses provided herein are based on information provided to Latham & Watkins LLP by the Company. For your convenience we are also providing five copies of Amendment No. 2, marked to show changes against the above-captioned Amendment No. 1 to the Draft Registration Statement, in the traditional non-EDGAR format.

The numbered paragraphs in italics below set forth the Staff’s comments together with the response.  Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Performance Indicators and Non-GAAP Measures, page 72

1.                                      We note your revised disclosures in response to prior comments 10, 11, and 12. Please tell us how frequently you calculate and review the key performance indicators and other metrics you are presenting. If you calculate such metrics on a more frequent basis than what is disclosed, such as monthly or quarterly, provide us with the metrics generated during the periods presented. Revise to discuss any trends in the metrics during the periods that impacted revenues.

Response:

The Company respectfully advises the Staff that the user data underlying the key performance indicators and other metrics presented in the Draft Registration Statement is collected in an automated, ongoing manner. Unless the Company’s management determines that an interim or more frequent review is warranted on an ad hoc basis, it typically reviews and analyzes this user data quarterly.

In Annex A to this letter, the Company is supplementally providing the Staff with the key performance indicators and other metrics presented in the Draft Registration Statement for each of the eight most recent quarters in the period ended December 31, 2018.

The Company respectfully advises the Staff that its management has not identified any trends in the key performance indicators or other metrics that have impacted revenues for the periods presented in the Draft Registration Statement, other than as is disclosed on pages 80 and 81 of Amendment No. 2.

Certain Relationships and Related Party Transactions

The Transactions

Tax Receivable Agreement, page 115

2.                                      You state that nonpayment for a specified period may constitute a material breach of a material obligation under the Tax Receivable Agreement and therefore accelerate payments due under the agreement. Please revise to specify what constitutes a “specified period” and whether there are instances where nonpayment for such a specified period would not constitute a material breach.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 43-44, 86 and 130-133 of Amendment No. 2.

SG Social Holding Company II, LLC Consolidated Financial Statements

Note 1. Description of the Business and Summary of Significant Accounting Policies

Basis of Presentation, page F-10

3.                                      We note your response to prior comment 18. Please revise to clarify that the Predecessor LLC structure has no units or shares.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page F-13 of Amendment No. 2.

*         *         *         *         *

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible.  Please do not hesitate to contact me at (212) 906-1834 with any questions or further comments you may have regarding this submission or if you wish to discuss the above.

Sincerely,

/s/ Senet S. Bischoff
Senet S. Bischoff
of LATHAM & WATKINS LLP

Enclosures

cc:                                (via e-mail)

Barry Cottle, Executive Chairman Nominee of the Board of Directors, SciPlay Corporation

Josh Wilson, proposed Chief Executive Officer, SciPay Corporation

Michael Quartieri, Executive Vice President, Chief Financial Officer, Treasurer and Corporate Secretary, Scientific Games Corporation

James Sottile, Executive Vice President and Chief Legal Officer, Scientific Games Corporation

Marc D. Jaffe, Esq., Latham & Watkins LLP

Ellen Schulhofer, Esq., Brownstein Hyatt Farber Schreck, LLP

Annex A

	Three Months Ended
(in millions, except percentages and dollars)	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017
Mobile Penetration	80%	79%	77%	75%	73%	72%	72%	72%
Average MAU	8.4	8.4	8.2	8.1	7.6	7.9	7.5	7.7
Average DAU	2.7	2.7	2.6	2.6	2.5	2.5	2.5	2.4
ARPDAU	$0.46	$0.43	$0.42	$0.42	$0.42	$0.42	$0.40	$0.37
Average MPUs	0.5	0.5	0.4	0.4	0.4	0.4	0.4	0.4
Average monthly revenue per payer	$76.52	$76.26	$75.45	$76.74	$76.08	$72.77	$74.50	$71.09
Payer conversion rate	5.9%	5.5%	5.4%	5.2%	5.5%	5.5%	5.4%	4.9%